SECURITIE 02018374 SSION
Washington, D.C.

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| SEC FILE NUMBER |
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| 8- 48786 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2002 WASH. D.C. 354 SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AUFHAUSER SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 WEST 56TH STREET
(No. and Street)

NEW YORK, NEW YORK 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEITH AUFHAUSER (212) 757-6824
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP
(Name — *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, KEITH AUFHAUSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUFHAUSER SECURITIES, INC., as of DECEMBER 31, 2001, XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

R K Aufhauser
Signature

Title

Josephine Velazquez
Notary Public

JOSEPHINE VELAZQUEZ
Notary Public, State of New York
No. 41-4985191
Qualified in Queens County
Commission Expires Aug. 12 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AUFHAUSER SECURITIES INC.

## FINANCIAL STATEMENT and SUPPLEMENTARY INFORMATION

## YEARS ENDED DECEMBER 31, 2001 and 2000

# TABLE OF CONTENTS

**B R E I N E R & B O D I A N, LLP**
**CERTIFIED PUBLIC ACCOUNTANTS**
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have examined the balance sheet of Aufhauser Securities Inc. as of December 31, 2001 and 2000, and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Aufhauser Securities Inc. as of December 31, 2001 and 2000 and the results of its operations, changes in stockholders' equity and the changes in cash flows for the year then ended, in conformity with generally accepted accounting principles and the rules of the Securities and Exchange Commission.

Also, we have examined the supplementary schedules on page 8 to 10 and, in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

*Breiner & Bodian, CPA's*

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 18, 2002

# AUFHAUSER SECURITIES INC.

## BALANCE SHEET

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and Cash Equivalents | $707,165 | $700,255 |
| Due from Broker | 208,248 | 228,924 |
| | $915,413 | $929,179 |
| **LIABILITIES and STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Due to Broker | $ - | $ 1,627 |
| Taxes Payable | 42,883 | 145,699 |
| Accrued Expenses | 84,696 | 72,042 |
| Total Liabilities | 127,579 | 219,368 |
| Stockholders' Equity: | | |
| Common Stock - no par value: 200 shares authorized, 70 shares issued and outstanding | 30,000 | 30,000 |
| Paid-In Capital | 480,000 | 480,000 |
| Retained Earnings | 277,834 | 199,811 |
| | 787,834 | 709,811 |
| | $915,413 | $929,179 |

"See Accompanying Notes and Accountants' Report"

# AUFHAUSER SECURITIES INC.

## STATEMENT OF INCOME and RETAINED EARNINGS

| | Years Ended December 31, 2001 | 2000 |
|---|---|---|
| Revenue: | | |
| Commissions | $1,696,856 | $2,534,912 |
| Interest & Dividends | 28,913 | 111,364 |
| Gain on Sale of Securities | 16,737 | (29,487) |
| Other Income | 211,347 | 444,371 |
| | 1,953,853 | 3,061,160 |
| Expenses | 1,832,947 | 2,723,493 |
| Income before Income Taxes | 120,906 | 337,667 |
| Income Taxes: | | |
| Federal Income Tax | 22,420 | 90,198 |
| New York State & City | 20,463 | 56,981 |
| | 42,883 | 147,179 |
| Net Profit (Loss) | 78,023 | 190,488 |
| Retained Earnings - Beginning of the year | 199,811 | 9,323 |
| Retained Earnings - End of the year | $ 277,834 | $ 199,811 |

"See Accompanying Notes and Accountants' Report"

# AUFHAUSER SECURITIES INC.

## STATEMENT OF CASH FLOWS

| | Years Ended December 31, 2001 | 2000 |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ 78,023 | $190,488 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| (Increase)Decrease in due from broker | 19,049 | (127,297) |
| (Increase)in Securities | - | (2,012) |
| (Decrease)Increase in taxes payable | (102,816) | 142,603 |
| Decrease in prepaid Expenses | - | 28,000 |
| Increase(Decrease) in Accrued Expenses | 12,654 | (101,017) |
| Net cash provided by operating activities | 6,910 | 130,765 |
| Net increase in cash | 6,910 | 130,765 |
| Cash at beginning of year | 700,255 | 569,490 |
| Cash at end of year | $707,165 | $700,255 |

"See Accompanying Notes and Accountants' Report"

# AUFHAUSER SECURITIES INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

| | Common | Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance at January 1, 2000 | $ 30,000 | $480,000 | $ 9,323 |
| Net Income | - | - | 190,488 |
| Balance at December 31, 2000 | $ 30,000 | $480,000 | $199,811 |

| | Common | Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance at January 1, 2001 | $ 30,000 | $480,000 | $199,811 |
| Net Income | - | - | 78,023 |
| Balance at December 31, 2001 | $ 30,000 | $480,000 | $277,834 |

# AUFHAUSER SECURITIES INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2001

Note 1 - ORGANIZATION: Aufhauser Securities Inc. (the Company) is a Broker/Dealer. It is owned by its President, Keith Aufhauser.

Note 2 - SUMMARY OF ACCOUNTING POLICIES: Securities transactions and the related commission revenue and expenses are recorded on the trade date.

The Company has actively traded in stocks and options for its own accounts.

The Company is a market maker.

The Company clears its customer accounts through another member broker.

Income taxes are provided for in the period in which the related transactions enter into the determination of net income.

Securities are carried at market value.

Note 3 - NET CAPITAL REQUIREMENTS: The Company is subject to the Securities and Exchange Commission and National Futures Association's Uniform Net Capital Rule. Under these rules, the minimum net capital requirement is $250,000. At December 31, 2001 and December 31, 2000 the Company's Net Capital was $523,691 and $445,811 in excess of the required Net Capital.

Note 4 - CONTINGENT LIABILITIES: Under an agreement with its clearing broker dated January 15, 1996, the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers until actual and complete payment has been received by the clearing broker.

## SUPPLEMENTARY INFORMATION

**AUFHAUSER SECURITIES INC.**

**EXPENSES**

| | Years Ended December 31, 2001 | 2000 |
|---|---|---|
| Clearing Charges | $ 433,477 | $ 791,901 |
| Salaries | 691,994 | 1,244,110 |
| Regulatory Fees | 16,673 | 69,707 |
| Interest | - | 270 |
| Operations | 690,803 | 617,505 |
| | $1,832,947 | $2,723,493 |

**AUFHAUSER SECURITIES INC.**

**COMPUTATION OF NET CAPITAL**

| | | Years Ended December 31, 2001 | 2000 |
|---|---|---|---|
| 1. | Total Ownership Equity | $787,834 | $709,811 |
| 2. | Less: Non Allowable Assets | - | - |
| | | 787,834 | 709,811 |
| 3. | Add: Subordinated Liabilities | - | - |
| | | 787,834 | 709,811 |
| 4. | Less: Haircuts on Securities | 14,143 | 14,000 |
| 5. | Net Capital | $773,691 | $695,811 |

"See Accompanying Notes and Accountants' Report"

## AUFHAUSER SECURITIES INC.

| | | Years Ended December 31, 2001 | 2000 |
|---|---|---|---|
| | **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| 1. | Minimum Net Capital required - (6 2/3% Aggregate Indebtedness) | $ 8,506 | $ 14,624 |
| 2. | Minimum Dollar Net Capital Requirement computed in accordance with SEC rules | 250,000 | 250,000 |
| 3. | Net Capital Requirement | 250,000 | 250,000 |
| 4. | Net Capital | 773,691 | 695,811 |
| 5. | Excess Net Capital | $523,691 | $445,811 |
| | **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| 6. | Total Liabilities | $127,579 | $219,368 |
| 7. | Non Aggregate Indebtedness Liabilities | - | - |
| | | $127,579 | $219,368 |

"See Accompanying Notes and Accountants' Report"

## AUFHAUSER SECURITIES INC.

## RECONCILIATION OF NET CAPITAL

| | Years Ended December 31, 2001 | 2000 |
|---|---|---|
| Audited Net Capital | $773,691 | $695,811 |
| Net Capital per Focus Part IIA | 775,540 | 695,811 |
| Difference | $ 1,849 | $ - |
| Tax Accrual | $ 1,849 | $ - |

"See Accompanying Notes and Accountants' Report"

**B R E I N E R & B O D I A N, LLP**
**CERTIFIED PUBLIC ACCOUNTANTS**
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

February 23, 2002

Aufhauser Securities Inc.
New York, New York

Gentlemen:

We have examined the Financial Report of Aufhauser Securities Inc. as required by the Commodities Futures Trading Commission regulations as of December 31, 2001 and 2000 and have issued a report thereon dated February 18, 2002. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2001 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Regulation 1.16 of the Commodity Exchange Act.

Regulation 1.16 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

*Breiner & Bodian, CPA's*

**BREINER & BODIAN, LLP**
Certified Public Accountants

Melville, New York
February 18, 2002